UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

503459604
(CUSIP Number)

Kevin Tang

Tang Capital Management, LLC

4747 Executive Drive, Suite 510

San Diego, CA 92121

(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP NO. 503459604

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,695,474
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,695,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,695,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.9%
14	Type of Reporting Person PN

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CUSIP NO. 503459604

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,695,474
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,695,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,695,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.9%
14	Type of Reporting Person OO

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CUSIP NO. 503459604

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 310,000
	8.	Shared Voting Power 8,695,474
	9.	Sole Dispositive Power 310,000
	10.	Shared Dispositive Power 8,695,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,005,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.9%
14	Type of Reporting Person IN

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Explanatory Note: This Amendment No. 13 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission on August 7, 2014, and amended on September 2, 2014, September 30, 2014, December 16, 2014, May 15, 2015, June 24, 2015, August 21, 2015, March 7, 2016, March 6, 2017, March 1, 2018, March 20, 2018, January 14, 2019 and January 14, 2020 (as amended, the “Statement”), with respect to the Common Stock, $0.0001 par value (the “Common Stock”), of La Jolla Pharmaceutical Company, a California corporation (the “Issuer”).

Items 3 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since January 14, 2020, the Reporting Persons have expended an aggregate of approximately $4.2 million to purchase 784,899 shares of the Issuer’s Common Stock. Such purchases were effected through the open market. The Common Stock was acquired in the ordinary course of business. Subject to the following paragraph, Tang Capital Partners, LP used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.

Tang Capital Partners, LP maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.   Interest in Securities of the Issuer.

The information previously provided in response to Item 5 of the Statement is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)       Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	8,695,474 shares, representing 31.9% of the class
Tang Capital Management, LLC	8,695,474 shares, representing 31.9% of the class
Kevin Tang	9,005,474 shares, representing 32.9% of the class

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Tang Capital Partners, LP is the beneficial owner of 8,695,474 shares of the Issuer’s Common Stock and 3,519.315 shares of the Issuer’s Series C-12 Preferred. As described below, the shares of the Series C-12 Preferred owned by Tang Capital Partners, LP are not currently convertible. Tang Capital Partners, LP shares voting and dispositive power over such shares of Common Stock and Series C-12 Preferred with Tang Capital Management, LLC and Kevin Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s Common Stock and Series C-12 Preferred owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin Tang.

Kevin Tang is the beneficial owner of 9,005,474 shares of the Issuer’s Common Stock, which is comprised of: (i) 8,695,474 shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners, LP; (ii) 240,000 shares of the Issuer’s Common Stock beneficially owned by the Kevin C. Tang Foundation; and (iii) 70,000 shares of the Issuer’s Common Stock underlying stock options owned by Mr. Tang that are exercisable within 60 days of the date of this Statement. Additionally, Mr. Tang is the beneficial owner of 3,519.315 shares of the Series C-12 Preferred owned by Tang Capital Partners, LP and 157.015 shares of the Series C-12 Preferred owned by the Kevin C. Tang Foundation. As described below, the shares of Series C-12 Preferred beneficially owned by Mr. Tang are not currently convertible.

The Series C-12 Preferred is convertible into the Issuer’s Common Stock at a rate of 1,724 shares of Common Stock for each share of Series C-12 Preferred. There is no right to convert the Series C-12 Preferred to the extent that, after giving effect to such conversion, the holder and its affiliates would beneficially own in excess of 9.999% of the outstanding shares of the Issuer’s Common Stock following such conversion. The holder can amend or waive the foregoing limitation by written notice to the Issuer, with such waiver taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to the Series C-12 Preferred owned by the Reporting Persons, and, accordingly, no shares are currently issuable upon conversion of the Series C-12 Preferred. This description of the Series C-12 Preferred is qualified in its entirety by reference to: (i) the Issuer’s Amended and Restated Articles of Incorporation, which is set forth on Exhibit 3 and incorporated by reference herein (the “Charter”); (ii) the Consent and Amendment Agreement dated January 19, 2012, which is set forth on Exhibit 4 and incorporated by reference herein (the “First Consent”); (iii) the Consent and Waiver Agreement dated December 7, 2012, which is set forth on Exhibit 5 and incorporated by reference herein (the “Second Consent”); and (iv) the Consent and Waiver Agreement dated September 24, 2013, which is set forth on Exhibit 6 and incorporated by reference herein (the “Third Consent”). Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by the Reporting Persons or any other person that it is the beneficial owner of any of the Issuer’s Common Stock underlying such Series C-12 Preferred for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and, as such, beneficial ownership is expressly disclaimed and is not reflected herein.

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Tang Capital Management, LLC is the general partner of Tang Capital Partners, LP, and Kevin Tang is the manager of Tang Capital Management, LLC. The Kevin C. Tang Foundation is a private foundation for which Kevin Tang serves as President and Treasurer. Mr. Tang has voting and dispositive power over the shares held by this foundation, which is a not-for-profit corporation incorporated in the state of Delaware. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121.

The percentages used herein for Tang Capital Partners, LP and Tang Capital Management, LLC are based upon 27,298,836 shares of Common Stock outstanding as set forth in the Issuer’s Form 10-Q that was filed with the SEC on May 4, 2020. The percentages used herein for Kevin Tang are based upon 27,368,836 shares of Common Stock outstanding (27,298,836 shares of Common Stock outstanding as described in the foregoing sentence, plus an additional 70,000 shares of Common Stock issuable upon exercise of options granted to Kevin Tang).

(b)       Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	310,000 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	8,695,474 shares
Tang Capital Management, LLC	8,695,474 shares
Kevin Tang	8,695,474 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	310,000 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	8,695,474 shares
Tang Capital Management, LLC	8,695,474 shares
Kevin Tang	8,695,474 shares

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(c)       The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days.

Entity	Transaction	Trade Date	Shares	Price/Share
Tang Capital Partners, LP	Purchase	June 2, 2020	253,553	$4.8789[1]
Tang Capital Partners, LP	Purchase	June 3, 2020	145,764	$4.9037[2]
Tang Capital Partners, LP	Purchase	June 4, 2020	215,812	$4.9378[3]

(d)      N/A.

(e)       N/A.

1 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $4.555 to $5.00. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 3 herein.

2 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $4.775 to $5.00.

3 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $4.86 to $5.00.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

June 5, 2020

Tang Capital Partners, LP

By:	Tang Capital Management, LLC, General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

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